Term Sheet No. 2020 To prospectus supplement dated September 28, 2012 and prospectus dated September 28, 2012	Registration Statement No. 333-184193 Dated May 19, 2014; Rule 433
Deutsche Bank AG
$         10-Year Floating Rate Notes Linked to 30-Year CMS Rate due June 6*, 2024
General
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The notes are designed for investors who seek quarterly interest payments with the return of principal at maturity. The notes will pay interest quarterly in arrears at a variable rate per annum equal to the 30-Year Constant Maturity Swap (“CMS”) Rate multiplied by 72.00%, subject to the Minimum Interest Rate of 2.00% per annum. Any payment on the notes, including interest payments and the payment at maturity, is subject to the credit of the Issuer.

•	Senior unsecured obligations of Deutsche Bank AG due June 6*, 2024.
•	Minimum purchase of $1,000. Minimum denominations of $1,000 (the “Principal Amount”) and integral multiples thereof.
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The notes are expected to price on or about June 4*, 2014 (the “Trade Date”) and are expected to settle on or about June 6*, 2014 (the “Settlement Date”). Delivery of the notes in book-entry form only will be made through The Depository Trust Company.

Key Terms
Issuer:	Deutsche Bank AG, London Branch
Issue Price:	At variable prices
Payment at Maturity:
You will receive on the Maturity Date a cash payment, for each $1,000 Principal Amount of notes, of $1,000 plus any accrued and unpaid interest. If the scheduled Maturity Date is not a business day, the Maturity Date will be the first following day that is a business day, but no adjustment will be made to the interest payment made on such following business day. The Payment at Maturity is subject to the credit of the Issuer.

Interest Rate:
Interest will be paid quarterly in arrears at the applicable Interest Rate set forth below on each Interest Payment Date, based on an unadjusted 30/360 day count convention.
The Interest Rate for each Reset Period commencing on an Interest Reset Date will be equal to (i) the 30-Year CMS Rate (to be determined by the calculation agent on the relevant Interest Determination Date) multiplied by (ii) the Multiplier, subject to the Minimum Interest Rate. The Initial Interest Rate will be equal to (i) the 30-Year CMS Rate (to be determined by the calculation agent on the second US Government Securities business day prior to the Settlement Date) multiplied by (ii) the Multiplier, subject to the Minimum Interest Rate.

Minimum Interest Rate:	2.00% per annum
Multiplier:	72.00%
Reset Period:	Each period from (and including) an Interest Reset Date to (but excluding) the following Interest Reset Date, with the final Reset Period ending on (but excluding) the Maturity Date.
Interest Reset Date:	Each Interest Payment Date
Interest Determination Date:	The second US Government Securities business day preceding an Interest Reset Date.
Interest Payment Dates:
March 6, June 6 and September 6 and December 6 of each year, commencing on September 6, 2014 and ending on the Maturity Date. If any scheduled Interest Payment Date is not a business day, the interest will be paid on the first following business day that is a business day, but no adjustment will be made to the interest payment made on such following business day.

(Key Terms continued on next page)
Investing in the notes involves a number of risks. See “Selected Risk Considerations” beginning on page TS-5 in this term sheet.
The Issuer’s estimated value of the notes on the Trade Date is approximately $960.00 to $980.00 per $1,000 Principal Amount of notes, which is less than the Issue Price.  Please see “Issuer’s Estimated Value of the Notes” on page TS-1 of this term sheet for additional information.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.
	Price to Public(1)	Discounts and Commissions(2)	Proceeds to Us
Per Note	At variable prices	$	$
Total	At variable prices	$	$
(1)
The notes will be offered from time to time in one or more negotiated transactions at varying prices to be determined at the time of each sale, which may be at market prices prevailing, at prices related to such prevailing prices or at negotiated prices; provided, however, that such price will not be less than $970.00 per note. See “Risk Factors — Variable Price Reoffering Risks.”

(2)	For more detailed information about discounts and commissions, please see “Supplemental Underwriting Information (Conflicts of Interest)” in this term sheet.
Deutsche Bank Securities Inc., an agent for this offering, is our affiliate. For more information, see “Supplemental Underwriting Information (Conflicts of Interest)” in this term sheet.
The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Deutsche Bank Securities
May 19, 2014

(Key Terms continued from previous page)
30-Year CMS Rate:
For any US Government Securities business day, the mid-market semi-annual swap rate expressed as a percentage for a U.S. dollar interest rate swap transaction with a term equal to 30 years, published on Reuters page ISDAFIX3 at 11:00 a.m., New York time. If the 30-Year CMS Rate does not appear on Reuters page ISDAFIX3 on such day, the 30-Year CMS Rate for such day shall be determined by the calculation agent in accordance with the procedures set forth under “Description of the Notes” below.

Trade Date:	June 4*, 2014
Settlement Date:	June 6*, 2014
Maturity Date:	June 6*, 2024
Listing:	The notes will not be listed on any securities exchange.
CUSIP / ISIN:	25152RWX7 / US25152RWX78

*Expected. In the event that we make any change to the expected Trade Date and Settlement Date, the Maturity Date and the Interest Payment Dates may be changed so that the stated term of the notes remains the same.

Issuer’s Estimated Value of the Notes

The Issuer’s estimated value of the notes is equal to the sum of our valuations of the following two components of the notes: (i) a bond and (ii) an embedded derivative(s). The value of the bond component of the notes is calculated based on the present value of the stream of cash payments associated with a conventional bond with a principal amount equal to the Principal Amount of the notes, discounted at an internal funding rate, which is determined primarily based on our market-based yield curve, adjusted to account for our funding needs and objectives for the period matching the term of the notes.  The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you and is expected to adversely affect the price at which you may be able to sell the notes in any secondary market. The value of the embedded derivative(s) is calculated based on our internal pricing models using relevant parameter inputs such as expected interest rates and mid-market levels of price and volatility of the assets underlying the notes or any futures, options or swaps related to such underlying assets. Our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect.

The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this term sheet) is less than the Issue Price of the notes.  The difference between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the notes through one or more of our affiliates.  Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

The Issuer’s estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time. Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the notes on the Trade Date. Our purchase price, if any, in secondary market transactions will be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately three months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

Additional Terms Specific to the Notes

You should read this term sheet together with the prospectus supplement dated September 28, 2012 relating to our Series A global notes of which these notes are a part and the prospectus dated September 28, 2012. You may access these documents on the website of the Securities and Exchange Commission (the “SEC”) at.www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512409437/d414995d424b21.pdf

•	Prospectus dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512409372/d413728d424b21.pdf

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this term sheet, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

The trustee has appointed Deutsche Bank Trust Company Americas as its authenticating agent with respect to our Series A global notes.

This term sheet, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying prospectus supplement and prospectus, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at.www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and this term sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.

We are offering to sell, and are seeking offers to buy, the notes only in jurisdictions where such offers and sales are permitted. Neither the delivery of this term sheet nor the accompanying prospectus supplement or prospectus nor any sale made hereunder implies that there has been no change in our affairs or that the information in this term sheet and accompanying prospectus supplement and prospectus is correct as of any date after the date hereof.

You must (i) comply with all applicable laws and regulations in force in any jurisdiction in connection with the possession or distribution of this term sheet and the accompanying prospectus supplement and prospectus and the purchase, offer or sale of the notes and (ii) obtain any consent, approval or permission required to be obtained by you for the purchase, offer or sale by you of the notes under the laws and regulations applicable to you in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales; neither we nor the agents shall have any responsibility therefore.

Hypothetical Examples

The table and hypothetical examples set forth below illustrate how the interest payments on the notes are calculated using the Multiplier of 72.00% and the Minimum Interest Rate of 2.00% per annum, for a hypothetical range of performance of the 30-Year CMS Rate. The actual interest payments on the notes will be determined on the relevant Interest Determination Dates. The following results are based solely on the hypothetical example cited below. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the tables and examples below have been rounded for ease of analysis.
30-Year CMS Rate	Multiplier	Applicable Interest Rate (per annum)	Hypothetical Interest Payment
0.00%	72.00%	2.00%	$5.00
2.00%	72.00%	2.00%	$5.00
2.78%	72.00%	2.00%	$5.00
4.00%	72.00%	2.88%	$7.20
6.00%	72.00%	4.32%	$10.80
8.00%	72.00%	5.76%	$14.40
10.00%	72.00%	7.20%	$18.00

The following examples illustrate how the hypothetical interest payments set forth in the table above are calculated.

Example 1: If on the Interest Determination Date for the relevant Reset Period the value of the 30-Year CMS Rate is 2.00%, the applicable Interest Rate would be 2.00%, calculated as follows:

Interest Rate	= 2.00% x 72.00%, subject to the Minimum Interest Rate of 2.00% = 1.44%, subject to the Minimum Interest Rate of 2.00% = 2.00%

In this case, because the value of the 30-Year CMS Rate multiplied by the Multiplier of 72.00% results in a per annum rate of 1.44%, which is less than the Minimum Interest Rate of 2.00%, the applicable Interest Rate for the corresponding Reset Period would be 2.00% and you will receive an interest payment of $5.00 per $1,000 Principal Amount of notes on the relevant Interest Payment Date.

Example 2: If on the Interest Determination Date for the relevant Reset Period the 30-Year CMS Rate is 6.00%, the applicable Interest Rate would be 4.32%, calculated as follows:

Interest Rate	= 6.00% x 72.00%, subject to the Minimum Interest Rate of 2.00% = 4.32%

In this case, because the value of the 30-Year CMS Rate multiplied by 72.00% results in a per annum rate of 4.32%, which is greater than the Minimum Interest Rate of 2.00%, the applicable Interest Rate for the corresponding Reset Period would be 4.32% and you will receive an interest payment of $10.80 per $1,000 Principal Amount of notes on the relevant Interest Payment Date.

Selected Purchase Considerations

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PRESERVATION OF CAPITAL AT MATURITY — If you hold the notes to maturity, you will receive 100% of the principal amount of your notes regardless of the performance of the 30-Year CMS Rate. Because the notes are our senior unsecured obligations, payment of any amount at maturity remains subject to our ability to pay our obligations as they become due.

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VARIABLE QUARTERLY INTEREST PAYMENTS — The notes will pay interest quarterly in arrears at a variable rate equal to the product of (i) the 30-Year CMS Rate and (ii) the Multiplier of 72.00%, subject to the Minimum Interest Rate of 2.00%. If the 30-Year CMS Rate is greater than 2.00%, the applicable Interest Rate will be less than the corresponding 30-Year CMS Rate. The Interest Rate on the notes may also be less than the overall return you would receive from a conventional debt security that you could purchase today with the same maturity as the notes.

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TAX TREATMENT — In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, the notes should be treated for U.S. federal income tax purposes as “variable rate debt instruments” that provide for a qualified floating rate, with the tax consequences described under “—VRDI Notes,” on page PS-40 of the accompanying prospectus supplement. Assuming this treatment is correct, you will be required to include payments of interest in income when they are received or accrued, in accordance with your method of accounting for U.S. federal income tax purposes.

Because the notes may be offered to investors at varying prices, the “issue price” of the notes for U.S. federal income tax purposes will not be known until the Settlement Date. After the Settlement Date, you may obtain the issue price by contacting Deutsche Bank Structured Notes at 212-250-6064.

If you purchase a note at a price that is greater or less than the issue price, you may be considered to have purchased the note with “amortizable bond premium” or “market discount,” respectively. See “United States Federal Income Taxation—Tax Consequences to U.S. Holders—Market Discount” and “United States Federal Income Taxation—Tax Consequences to U.S. Holders—Acquisition Premium and Amortizable Bond Premium,” as applicable, on page PS-39 of the accompanying prospectus supplement.

If you are a non-U.S. holder, you will not be subject to U.S. federal income tax (including withholding tax), provided that you fulfill certain certification requirements and certain other conditions are met. See “United States Federal Income Taxation—Tax Consequences to Non-U.S. Holders” on page PS-42 of the accompanying prospectus supplement.

You should review carefully the section of the accompanying prospectus supplement entitled “United States Federal Income Taxation.” The preceding discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves risks. This section describes the most significant risks relating to the notes.  For a complete list of risk factors, please see the accompanying prospectus supplement and the accompanying prospectus.

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THE NOTES ARE SUBJECT TO INTEREST RATE RISK BASED ON THE 30-YEAR CMS RATE — Investing in the notes is not equivalent to investing in securities directly linked to the 30-Year CMS Rate. Instead, the applicable Interest Rate is equal to the product of (i) the 30-Year CMS Rate multiplied by (ii) the Multiplier of 72.00%, subject to the Minimum Interest Rate of 2.00% per annum. If the 30-Year CMS Rate is greater than 2%, the applicable Interest Rate will be less than the corresponding 30-Year CMS Rate. The Interest Rate on the notes may also be less than the overall return you would receive from a conventional debt security that you could purchase today with the same maturity as the notes.

•
IF THE 30-YEAR CMS RATE CHANGES, THE VALUE OF THE NOTES MAY NOT CHANGE IN THE SAME MANNER — Your notes may trade quite differently from the 30-Year CMS Rate. Changes in the 30-Year CMS Rate may not result in a comparable change in the value of your notes.

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AN INVESTMENT IN THE NOTES MAY BE RISKIER THAN AN INVESTMENT IN NOTES WITH A SHORTER TERM — The notes have a term of ten years. By purchasing notes with a longer term, you will have greater exposure to the risk that the value of the notes may decline due to such factors as inflation, rising interest rates and changes in the constant maturity swap (“CMS”) rate yield curve.  If market interest rates rise during the term of the notes, the interest rate on the notes may be lower than the interest rates for similar debt securities then prevailing in the market.  If this occurs, you will not be able to require the Issuer to redeem the notes and will, therefore, bear the risk of earning a lower return than you could earn on other investments until the Maturity Date, which will likely have an adverse effect on the value of the Notes.

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VARIABLE PRICE REOFFERING RISKS — Deutsche Bank AG proposes to offer the notes from time to time for sale to investors in one or more negotiated transactions, or otherwise, at market prices prevailing at the time of sale, at prices related to then-prevailing prices, at negotiated prices, or otherwise; provided, however, that such price will not be less than $970.00 per note. Accordingly, there is a risk that the price you pay for the notes will be higher than the prices paid by other investors based on the date and time you make your purchase, from whom you purchase the notes (e.g., directly from Deutsche Bank Securities Inc. or through a broker or dealer), any related transaction cost (e.g., any brokerage commission), whether you hold your notes in a brokerage account, a fiduciary or fee-based account or another type of account and other market factors beyond our control.

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PAYMENTS ON THE NOTES ARE SUBJECT TO DEUTSCHE BANK AG’S CREDITWORTHINESS — The notes are senior unsecured obligations of Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment(s) to be made on the notes depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking our credit risk will likely have an adverse effect on the value of the notes. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes, and in the event Deutsche Bank AG were to default on its payment obligations, you might not receive any amount(s) owed to you under the terms of the notes and you could lose your entire initial investment.

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THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE WILL BE LESS THAN THE ISSUE PRICE OF THE NOTES. — The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this term sheet) is less than the Issue Price of the notes.  The difference between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the notes through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The Issuer’s estimated value of the notes is determined by reference to an internal funding rate and our pricing models. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you and is expected to adversely affect the price at which you may be able to sell the notes in any secondary market. In addition, our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. If at any time a third party dealer were to quote a price to purchase your notes or otherwise value your notes, that price or value may differ materially from the estimated value of the notes determined by reference to our internal funding rate and pricing models. This difference is due to, among other things, any difference in funding rates, pricing models or assumptions used by any dealer who may purchase the notes in the secondary market.

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ASSUMING NO CHANGES IN MARKET CONDITIONS AND OTHER RELEVANT FACTORS, THE PRICE YOU MAY RECEIVE FOR YOUR NOTES IN SECONDARY MARKET TRANSACTIONS WOULD GENERALLY BE LOWER THAN BOTH THE ISSUE PRICE AND THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE — While the payments on the notes described in this term sheet is based on the full Principal Amount of your notes, the Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this term sheet) is less than the Issue Price of the notes. The Issuer’s estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time. Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the notes on the Trade Date. Our purchase price, if any, in secondary market transactions would be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately three months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

In addition to the factors discussed above, the value of the notes and our purchase price in secondary market transactions after the Trade Date will vary based on many economic market factors, including our creditworthiness, and cannot be predicted with accuracy. These changes may adversely affect the value of your notes, including the price you may receive in any secondary market transactions. Any sale prior to the Maturity Date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

•
THE NOTES ARE NOT DESIGNED TO BE SHORT-TERM TRADING INSTRUMENTS — The price at which you will be able to sell your notes to us or our affiliates prior to maturity, if at all, may be at a substantial discount from the Principal Amount of the notes. The potential returns described in this term sheet assume that your notes, which are not designed to be short-term trading instruments, are held to maturity.

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THE NOTES WILL NOT BE LISTED AND THERE WILL LIKELY BE LIMITED LIQUIDITY — The notes will not be listed on any securities exchange. There may be little or no secondary market for the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes when you wish to do so or at a price advantageous to you. We and our affiliates intend to act as market makers for the notes but are not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which we or our affiliates are willing to buy the notes. If, at any time, we our our affiliates do not act as market makers, it is likely that there would be little or no secondary market for the notes.

•
THE VALUE OF THE NOTES WILL BE AFFECTED BY A NUMBER OF UNPREDICTABLE FACTORS — While we expect that, generally, the 30-Year CMS Rate will affect the value of the notes more than any other single factor, the value of the notes will also be affected by a number of other factors that may either offset or magnify each other, including:

•	the volatility of the 30-Year CMS Rate;

•	the time remaining to the maturity of the notes;

•	trends relating to inflation;

•	interest rates and yields in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings, financial condition or results of operations.

•
TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES MAY AFFECT THE VALUE OF THE NOTES — We and our affiliates expect to engage in hedging and trading activities related to the Interest Rates of the notes. We may have hedged our obligations under the notes directly or through certain affiliates, and we or they would expect to make a profit on any such hedge. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates’ control, such hedging may result in a profit that is more or less than expected, or it may result in a loss. Although they are not expected to, these hedging activities may adversely affect the level of the interest rates available in the market and, therefore, the value of the notes. It is possible that Deutsche Bank AG or its affiliates could receive substantial returns from these hedging activities while the value of the notes declines. Our trading activities related to the applicable Interest Rates of the notes may be entered into on behalf of Deutsche Bank AG, its affiliates or customers other than for the account of the holders of the notes or on their behalf. Accordingly, these trading activities may present conflicts of interest between Deutsche Bank AG and you. Any of the foregoing activities described in this risk consideration may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies relating to the notes. Furthermore, because Deutsche Bank Securities Inc. (“DBSI”) or its affiliates expects to conduct trading and hedging activities for us in connection with the notes, DBSI or its affiliates will likely profit in connection with such trading and hedging activities and such profit will be in addition to any compensation that DBSI receives for the sale of the notes to you. You should be aware that the potential to earn fees in connection with hedging activities in addition to the compensation they would receive for the sale of the notes may create a further incentive for DBSI to sell the notes to you.

•
WE, OUR AFFILIATES OR OUR AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD ADVERSELY AFFECT THE 30-Year CMS RATE AND THE VALUE OF THE NOTES — We, our affiliates or our agents may publish research from time to time on movements in interest rates and other matters that could adversely affect the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any research, opinions or recommendations expressed by us, our affiliates or our agents may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the notes and the interest rates to which the notes are linked.

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POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent, hedging our obligations under the notes and determining the Issuer’s estimated value of the notes on the Trade Date and the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions.  In performing these duties, our economic interests and those of our affiliates are potentially adverse to your interests as an investor in the notes.

Deutsche Bank AG, London Branch is the Issuer of the notes and the calculation agent for the notes. While Deutsche Bank AG, London Branch will act in good faith and in a commercially reasonable manner in making all determinations with respect to the notes including the amount of interest payable on each Interest Payment

Date, there can be no assurance that any determinations made by Deutsche Bank AG, London Branch in these capacities will not affect the value of the notes. Because determinations made by Deutsche Bank AG, London Branch as the calculation agent for the notes, may affect the interest payment, potential conflicts of interest may exist between Deutsche Bank AG, London Branch and you, as a holder of the notes.

Historical Information

The graph below shows the historical performance of the 30-Year CMS Rate from May 17, 2004 through May 15, 2014. As of May 15, 2014, the 30-Year CMS Rate was 3.2970%.

The notes will pay interest quarterly in arrears at a variable rate per annum equal to the 30-Year Constant Maturity Swap (“CMS”) Rate multiplied by 72.00%, subject to the Minimum Interest Rate of 2.00% per annum. We obtained the various historical rates for the 30-Year CMS Rate from Bloomberg, and we have not participated in the preparation of, or verified, such information. The historical rates of the 30-Year CMS Rate should not be taken as an indication of future performance, and no assurance can be given as to the future movements of the 30-Year CMS Rate during the term of the notes.

DESCRIPTION OF THE NOTES

The following description of the terms of the notes supplements the description of the general terms of the debt securities set forth under the headings “Description of Notes” in the accompanying prospectus supplement and “Description of Debt Securities” in the accompanying prospectus. Capitalized terms used but not defined in this term sheet have the meanings assigned to them in the accompanying prospectus supplement and prospectus. The term “note” refers to each $1,000 Principal Amount of our 10-Year Floating Rate Notes Linked to 30-Year CMS Rate due June 6, 2024.

General

The notes are senior unsecured obligations of Deutsche Bank AG that will pay interest quarterly in arrears at a variable rate per annum equal to the 30-Year Constant Maturity Swap (“CMS”) Rate multiplied by 72.00%, subject to the Minimum Interest Rate of 2.00% per annum. The notes are our Series A global notes referred to in the accompanying prospectus supplement and prospectus. The notes will be issued by Deutsche Bank AG, London Branch under an indenture among us, Law Debenture Trust Company of New York, as trustee, and Deutsche Bank Trust Company Americas, as issuing agent, paying agent and registrar.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency.

The notes are our senior unsecured obligations and will rank pari passu with all of our other senior unsecured obligations, except for obligations to be preferred by law.

The notes will be issued in denominations of $1,000 and integral multiples of $1,000 in excess thereof. The principal amount (the “Principal Amount”) of notes is $1,000 and the Issue Price of the notes is variable. The notes will be issued in registered form and represented by one or more permanent global notes registered in the name of The Depository Trust Company (“DTC”) or its nominee, as described under “Description of Notes — Form, Legal Ownership and Denomination of Notes” in the accompanying prospectus supplement and “Forms of Securities — Legal Ownership — Global Securities” in the accompanying prospectus.

The specific terms of the notes are set forth under the heading “Key Terms” on the cover page of this term sheet and in the subsections below.

Payments on the Notes

We will irrevocably deposit with DTC no later than the opening of business on the applicable Interest Payment Date and the Maturity Date funds sufficient to make payments of the amount payable with respect to the notes on such date. We will give DTC irrevocable instructions and authority to pay such amount to the holders of the notes entitled thereto.

Subject to the foregoing and to applicable law (including, without limitation, United States federal laws), we or our affiliates may, at any time and from time to time, purchase outstanding notes by tender, in open market transactions or by private agreement.

Additional Definitions

The “30-Year CMS Rate“ for any US Government Securities business day is the mid-market semi-annual swap rate expressed as a percentage for a U.S. dollar interest rate swap transaction with a term equal to 30 years, published on Reuters page ISDAFIX3 at 11:00 a.m., New York time. If the 30-Year CMS Rate does not appear on Reuters page ISDAFIX3 on such day, the 30-Year CMS Rate for such day shall be determined on the basis of the mid-market semi-annual swap rate quotations provided by five banking institutions selected by the calculation agent at approximately 11:00 a.m., New York time, on such day. For purposes of this definition, “semi-annual swap rate“ means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. dollar interest rate swap transaction with a 30-year maturity commencing on that date and in an amount that is representative for a single transaction in the relevant manner at the relevant time with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months. In such an event, the 30-Year CMS Rate for such day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If fewer than three quotations are provided as requested, the rate will be determined by the calculation agent in good faith and in a commercially reasonable manner. The 30-Year CMS Rate for any day which is not an US Government Securities business day will be the 30-Year CMS Rate as in effect on the immediately preceding US Government Securities business day.

A “business day” is any day other than a day that (i) is a Saturday or Sunday, (ii) is a day on which banking institutions generally in the City of New York or London, England are authorized or obligated by law, regulation or executive order to close or (iii) is a day on which transactions in dollars are not conducted in the City of New York or London, England.

An “US Government Securities business day” means, any day, other than a Saturday, Sunday, or a day on which the Securities Industry and Financial Markets Association (or any successor thereto) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Calculation Agent

The calculation agent for the notes will be Deutsche Bank AG, London Branch. As calculation agent, Deutsche Bank AG, London Branch will determine, among other things, the amount of interest payable in respect of your notes on each Interest Payment Date. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you, the trustee and us. We may appoint a different calculation agent from time to time after the date of this term sheet without your consent and without notifying you.

The calculation agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid on each Interest Payment Date and at maturity on or prior to 11:00 a.m. on the business day preceding each Interest Payment Date and the Maturity Date.

All calculations with respect to the amount of interest payable on the notes will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (e.g., 0.876545 would be rounded to 0.87655); all dollar amounts related to determination of the payment per $1,000 Principal Amount of notes at maturity will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., 0.76545 would be rounded up to 0.7655); and all dollar amounts paid on the aggregate Principal Amount of notes per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Events of Default

Under the heading “Description of Debt Securities — Events of Default” in the accompanying prospectus is a description of events of default relating to debt securities including the notes.

Payment upon an Event of Default

If an event of default occurs, and the maturity of your notes is accelerated, we will pay a default amount for each $1,000 Principal Amount of notes equal to $1,000 plus any accrued but unpaid interest to (but excluding) the date of acceleration.

If the maturity of the notes is accelerated because of an event of default as described above, we will, or will cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the notes as promptly as possible and in no event later than two business days after the date of acceleration.

Modification

Under the heading “Description of Debt Securities — Modification of an Indenture” in the accompanying prospectus is a description of when the consent of each affected holder of debt securities is required to modify the indenture.

Defeasance

The provisions described in the accompanying prospectus under the heading “Description of Debt Securities — Discharge and Defeasance” are not applicable to the notes.

Listing

The notes will not be listed on any securities exchange.

Book-Entry Only Issuance — The Depository Trust Company

DTC will act as securities depositary for the notes. The notes will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC’s nominee). One or more fully-registered global notes certificates, representing the total aggregate Principal Amount of the notes, will be issued and will be deposited with DTC. See the descriptions contained in the accompanying prospectus supplement under the headings “Description of Notes — Form, Legal Ownership and Denomination of Notes.” The notes are offered on a global basis. Investors may elect to hold interests in the registered global notes held by DTC through Clearstream, Luxembourg or the Euroclear operator if they are participants in those systems, or indirectly through organizations that are participants in those systems. See “Series A Notes Offered on a Global Basis—Book Entry, Delivery and Form” in the accompanying prospectus supplement.

Governing Law

The notes will be governed by and interpreted in accordance with the laws of the State of New York.

USE OF PROCEEDS; HEDGING

The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the notes, as more particularly described in “Use of Proceeds” in the accompanying prospectus.

We or our affiliates may acquire a long or short position in securities similar to the notes from time to time and may, in our or their sole discretion, hold or resell those securities. Although we have no reason to believe that any of these activities will have a material impact on the value of the notes, we cannot assure you that these activities will not have such an effect. We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. No note holder shall have any rights or interest in our hedging activity or any positions we may take in connection with our hedging activity.

SUPPLEMENTAL UNDERWRITING INFORMATION (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions contained in the Distribution Agreement entered into between Deutsche Bank AG and DBSI, as agent under, and certain other agents that may be party to the Distribution Agreement from time to time (each, an “Agent,” and, collectively with DBSI, the “Agents”), each Agent participating in the offering of the notes has agreed to purchase, and we have agreed to sell, the Principal Amount of notes set forth on the cover page.

Notes sold by the Agents to the public will be offered at prevailing market prices or at prices related thereto at the time of resale or otherwise, as the Agents determine. After the initial offering of the notes, the Agents may vary the offering price and other selling terms from time to time, provided, however, that such price will not be less than $970.00 per note.

DBSI, acting as agent for Deutsche Bank AG, will receive a selling concession in connection with the sale of the notes of up to 3.00% or $30.00 per $1,000 Principal Amount of notes.

We own, directly or indirectly, all of the outstanding equity securities of DBSI. The net proceeds received from the sale of the notes will be used, in part, by DBSI or one of its affiliates in connection with hedging our obligations under the notes. Because DBSI is both our affiliate and a member of FINRA, the underwriting arrangements for this offering must comply with the requirements of FINRA Rule 5121 regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. In accordance with FINRA Rule 5121, DBSI may not make sales in offerings of the notes to any of its discretionary accounts without the prior written approval of the customer.

DBSI or another Agent may act as principal or agent in connection with offers and sales of the notes in the secondary market. Secondary market offers and sales will be made at prices related to market prices at the time of such offer or sale; accordingly, the Agents or a dealer may change the public offering price, concession and discount after the offering has been completed.

In order to facilitate the offering of the notes, DBSI may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, DBSI may sell more notes than it is obligated to purchase in connection with the offering, creating a naked short position in the notes for its own account. DBSI must close out any naked short position by purchasing the notes in the open market. A naked short position is more likely to be created if DBSI is concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, DBSI may bid for, and purchase, notes in the open market to stabilize the price of the notes. Any of these activities may raise or maintain the market price of the notes above independent market levels or prevent or retard a decline in the market price of the notes. DBSI is not required to engage in these activities, and may end any of these activities at any time.

No action has been or will be taken by us, DBSI or any dealer that would permit a public offering of the notes or possession or distribution of this term sheet, the accompanying prospectus supplement or prospectus other than in the United States, where action for that purpose is required. No offers, sales or deliveries of the notes, or distribution of this term sheet, the accompanying prospectus supplement or prospectus or any other offering material relating to the notes, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agents or any dealer.

Each Agent has represented and agreed, and any other Agent through which we may offer the notes will represent and agree, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the notes or possesses or distributes this term sheet and the accompanying prospectus supplement and prospectus and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the notes under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the notes. We shall not have responsibility for any Agent’s compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.

Settlement

We expect to deliver the notes against payment for the notes on the Settlement Date indicated above, which may be a date that is greater than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Settlement Date is more than three business days after the Trade Date, purchasers who wish to transact in the notes more than three business days prior to the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.